Exhibit 4.2

Summary in English of the

Share Purchase Agreement

The Share Purchase Agreement was entered into on September 26, 2005 with Banca Popolare Italiana (“BPI”), Fingruppo Holding S.p.A. (“Fingruppo”), G.P. Finanziaria S.p.A. (“G.P.”), Tiberio Lonati, Fausto Lonati, Ettore Lonati (“Lonati Brothers”), Magiste International S.A. (“Magiste”) (and collectively the Sellers).

On December 30th 2005 the Share Purchase Agreement was executed with respect to the transfer to ABN AMRO Bank, by BPI, of the stake held by the latter in Banca Antonveneta’s share capital, i.e., 79,919,783 ordinary shares representing 25.884% of Banca Antonveneta share capital.

As a result of the abovementioned transaction, ABN AMRO Bank, which previously owned a stake in Banca Antonveneta equal to 29.912% of its share capital (share capital entirely represented by ordinary shares), came to own an aggregate stake equal to 55.796% . Consequently, ABN AMRO Bank crossed the relevant threshold (set at 30%) established by Article 106, paragraph 1, of the TUF, and a result thereof was obliged to launch a mandatory public tender offer on the entire share capital of Banca Antonveneta.

On March 15th 2006 the Share Purchase Agreement was also executed with respect to the stakes held by Fingruppo, GP and Lonati Brothers which were transferred to ABN AMRO Bank.

The transfer to ABN AMRO Bank of the aforementioned stakes pursuant to the terms and conditions of the Share Purchase Agreement was conditional upon the occurrence of the following events:

(i)	ABN AMRO Bank obtaining required authorizations or no-objection letters pursuant to applicable statutory law and secondary regulations;

(ii)	the withdrawal, at least with respect to the BPI Interest, of the seizure ordered by the Judge for the Preliminary Investigations of the Milan Court on August 1, 2005 within the criminal proceeding no. 19195/05 (R.g.n.r.) on the Banca Antonveneta ordinary shares (the Seizure), who also confirmed the interim seizure ordered by the Public Prosecutor of Milan on July 25, 2005, on Banca Antonveneta ordinary shares owned or otherwise controlled by the Sellers or, in any event, a similar judicial order, which will have the same effect at least with respect to the BPI Interest, provided that such withdrawal or order does not contain measures that prevent ABN AMRO Bank from receiving the Banca Antonveneta ordinary shares and Banca Popolare Italiana from receiving the consideration;

(iii)	the declaration of forfeiture (or similar order) of the mandatory public cash offer and the voluntary cash and exchange public offer launched by Banca Popolare Italiana on Antonveneta’s ordinary shares, in relation to which CONSOB authorized the publication of the related offering documents on June 1, 2005 and June 28, 2005 respectively, and which were suspended by CONSOB on July 27, 2005 with resolutions numbered 15122 and 15123 respectively.

The Share Purchase Agreement may be further performed until March 31, 2006 with reference to the stake held in Banca Antonveneta by Magiste International S.A. i.e. no. 14,384,000 Banca Antonveneta’s ordinary shares representing 4.659% of Banca Antonveneta’s share capital subject such shares being free from any lien, encumbrance, burden or third parties right (including the Seizure).

Each of the Sellers, with respect to whom the Share Purchase Agreement has or shall have actual effects (also pursuant to article 1381 of the Italian Civil Code, i.e., guaranteeing the execution by its controlling companies, the Sellers’ subsidiaries and the subsidiaries of their controlling companies as well as their directors, auditors and top management) promised, on a several basis, effective from the closing date, and contingent upon execution of the Share Purchase Agreement, to fully indemnify ABN AMRO Bank from any loss, liability or expense related to any claim, right or legal action that could possibly be brought against the Sellers with respect to any pledge or other encumbrances or lien or any obligation assumed by the Sellers towards third parties and concerning the participation sold.

The Sellers with respect to whom the Share Purchase Agreement has been or will be actually performed (also pursuant article 1381 of the Italian Civil Code, i.e., guaranteeing the execution by its controlling companies, the Sellers’ subsidiaries and the subsidiaries of their controlling companies as well as their directors, auditors and top management) undertook vis-à-vis ABN AMRO Bank (including companies controlling ABN AMRO Bank and/or companies currently and in the future controlled by ABN AMRO Bank, its and their directors, auditors, top management and employees) to waive any action, proceeding, claim of any nature before any court, concerning the purchases of Antonveneta’s ordinary shares executed prior to the signing date of the Share Purchase Agreement.

ABN AMRO Bank promised, pursuant to article 1381 of the Italian civil code, effective from the Closing Date, vis-à-vis the Sellers (including their controlling companies and/or companies controlled by them, their – including the Sellers – directors, auditors and/or top management) with respect to whom the Share Purchase Agreement has been or will be actually performed, that ABN AMRO Bank itself and its controlling companies and/or companies controlled by it following the closing, its and their directors, auditors and managers (all these persons together referred to as the Third Parties) shall:

(i)	not intervene in the current criminal proceedings and, in particular, in the criminal proceeding pending before the Milan Public Prosecutor under R.g.n.r. No. 19195/05 and, in the criminal proceeding pending before the Rome Public Prosecutor under No. 27846/2005, and another criminal proceeding concerning:

	-	facts related or connected with the purchases of Banca Antonveneta’s ordinary shares before the signing date of the Share Purchase Agreement;

	-	facts also indirectly related to the subject of the investigations carried out by the above mentioned Prosecutors within the said criminal proceedings and occurred before the signing date of the Share Purchase Agreement;

(ii)	waive any action, request, proceeding, claim of any nature before any court, for facts concerning or related to the above mentioned criminal proceedings and the purchases of Banca Antonveneta’s ordinary shares executed by the Sellers prior to the execution of the Share Purchase Agreement or related to facts, prior to the signing date of the Share Purchase Agreement, even indirectly connected with the subject of the mentioned criminal proceedings.

Emilio Gnutti and Stefano Ricucci also signed the Share Purchase Agreement and irrevocably promised, pursuant to article 1381 of the Italian civil code, to procure that G.P. (as to Gnutti) and Magiste International S.A. (as to Stefano Ricucci) will properly perform their respective obligations under the Share Purchase Agreement.

Fulfillment of the conditions precedent of the Share Purchase Agreement

On October 12, 2005, CONSOB issued the declaration of forfeiture, pursuant to Article 102, paragraph three, lett. b), of the TUF, of the mandatory public offer1 launched by Banca Popolare Italiana on May 17, 2005 and the voluntary cash and exchange public offer2 launched by Banca Popolare Italiana, respectively, on May 17, 2005 and on June 16, 2005.

On October 18, 2005, the Bank of Italy authorised, pursuant to Article 19 of the TUB, ABN AMRO Holding and ABN AMRO Bank to acquire, indirectly and directly respectively, the control of Banca Antonveneta and, consequently, the banks controlled by Banca Antonveneta (Interbanca S.p.A. and Antonveneta ABN AMRO Bank S.p.A.) and issued, pursuant to Article 15 of the TUF, the declaration of no-objection for ABN AMRO Holding and ABN AMRO Bank to acquire, indirectly and directly respectively, the controlling interests in the financial

1	CONSOB’s resolution No 15194 of October 12, 2005. For further information, please be referred to such resolution.
2	CONSOB’s resolution No 15195 of October 12, 2005. For further information, please be referred to such resolution.

companies already recorded with the Banca Antonveneta banking group (Interbanca Gestioni Investimenti SGR S.p.A. and Antonveneta ABN AMRO SGR S.p.A.).

On October 26, 2005, ISVAP authorized ABN AMRO Holding, pursuant to Articles 10 and 11 of Law No. 20 of January 9, 1991, as amended, to acquire, through Banca Antonveneta, a participation equal to 50% of the share capital of Antoniana Veneta Popolare Assicurazioni S.p.A. and Antoniana Veneta Popolare Vita S.p.A.3

On December 22, 2005, Banca Popolare Italiana notified ABN AMRO Bank that the Public Prosecutor of Milan on the same date revoked the seizure on No. 79.919.783 of the Banca Antonveneta ordinary shares owned by Banca Popolare Italiana.

3	The other 50% of the share capital of the abovementioned insurance companies is held by Lloyd Adriatico S.p.A.